Filed Pursuant to Rule 433 of the Securities Act of 1933
Free Writing Prospectus dated November 4, 2026
Relating to the Prospectus Supplement dated September 11, 2026
Registration No. 333-295142

On November 4, 2026, DeFi Development Corp. (the “Company”) published certain promotional materials relating to its Variable Rate Series C Perpetual Preferred Stock (the “CHAD Stock”) through social media channels. Copies of the promotional materials are included as Exhibits A to this free writing prospectus.

The promotional materials reference the CHAD Stock's annualized dividend rate and dividend payment frequency. The dividend rate is variable and subject to adjustment in accordance with the terms of the CHAD Stock. Dividends are payable only when, as and if declared by the Company's Board of Directors, in accordance with the terms of the CHAD Stock. Dividend payments are not guaranteed.

The Company has filed with the Securities and Exchange Commission (the “SEC”) a registration statement (including a base prospectus) and a prospectus supplement for the offering to which this communication relates. Before you invest, you should read the prospectus supplement, the accompanying base prospectus and the other documents incorporated by reference therein or that the Company has filed with the SEC for more complete information about the Company and this offering.

You may obtain these documents for free by visiting EDGAR on the SEC’s website or by visiting www.dfdv.com.

Exhibit A

DeFi Development Corp.

14%
DIVIDEND RATE
PAID DAILY.
— NASDAQ: CHAD

CHAD is variable-rate preferred stock. Dividends are not guaranteed, and the dividend rate may change. Investment involves risk, including possible loss of principal. CHAD is not FDIC insured. For important risks, disclosures, and prospectus, visit whoischad.com/disclaimer.